UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Digital Angel Corporation

(Name of Issuer)

Common Stock - $0.005 par value

(Title of Class of Securities)

58449P 10 1

(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
Fax: (302) 636-4140

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

CUSIP No. 58449P 10 1	Page 2 of 6

1	Name of Reporting Person: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above Person (entity only) 43-1641533
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds* WC and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri
	7	Sole voting power 23,573,788 shares
Number of shares beneficially	8	Shared voting power 1,000,000 shares (1)
Owned by each Reporting person with	9	Sole dispositive power
	10	Shared dispositive power 1,000,000 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,573,788 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 55.2%
14	Type of Reporting Person* CO

(1)
The voting and dispositive powers of these ADS owned shares of Digital Angel Corporation Common Stock are shared with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

CUSIP No. 58449P 10 1	Page 3 of 6

1	Name of Reporting Person: Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds* OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole voting power -0-
Number of shares beneficially	8	Shared voting power 1,000,000 shares
Owned by each Reporting person with	9	Sole dispositive power -0-
	10	Shared dispositive power 1,000,000 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person* OO

CUSIP No. 58449P 10 1	Page 4 of 6

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the “Issuer”), formerly Medical Advisory Systems, Inc. (“MAS”), and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075. Information reported in the original filing, as amended, remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 8.

Item 2. Identity and Background.
(a-c) and (f). The persons filing this statement are Applied Digital Solutions, Inc. and Digital Angel Share Trust. Applied Digital Solutions, Inc., a Missouri corporation (“ADS”), develops innovative identification and security products for consumer, commercial, and government sectors worldwide. ADS has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman of the board of directors and chief executive officer of ADS and the chairman of the board of directors of the Issuer is the sole advisory and voting board member of the Digital Angel Share Trust’s Advisory Board.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither of the Reporting Persons nor any of the persons listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
The following information supplements the information previously provided in Item 3 in that it adds information regarding a Unanimous Written Consent of the Advisory Board of the Digital Angel Share Trust (the “Written Consent”). The Written Consent dated August 24, 2006 is included as Exhibit 2 to this Amendment No. 8.

On August 24, 2006, the Advisory Board of the Digital Angel Share Trust issued a Written Consent in connection with the Digital Angel Share Trust. Pursuant to the Written Consent, 13,703,506 shares of the Issuer’s common stock held in the Trust were released from the Trust. Currently, 1,000,000 shares of the Issuer’s common stock remain in the Trust. The release of the 13,703,506 shares of the Issuer’s common stock was in connection with a Securities Purchase Agreement and a Stock Pledge Agreement each dated August 24, 2006, between ADS and Laurus Master Fund, Ltd. (“Laurus”) (collectively, the “Transaction Documents”). Under the terms of the Transaction Documents, ADS issued a Secured Term Note, dated as of August 24, 2006, in the

CUSIP No. 58449P 10 1	Page 5 of 6

amount of $13,500,000 to Laurus and ADS agreed to pledge all of the unencumbered shares of the Issuer’s common stock held by ADS to Laurus. As part of the transaction, ADS also issued to Laurus a Common Stock Purchase Warrant, dated as of August 24, 2006, which is exercisable into 1,719,745 shares of ADS’s common stock at an exercise price of $1.88 per share. No other financing was required to effect the transaction.
Item 4. Purpose of Transaction.
The following information supplements the information previously provided in Item 4 in that it adds information regarding the purpose of the acquisition of securities of the Issuer.

The purpose of the acquisition of securities of the Issuer was to reduce the number of shares of the Issuer’s common stock held in the Trust in order to allow ADS to pledge certain shares of the Issuer’s common stock that it owns to Laurus under the terms of the Transaction Documents.

Item 5.  Interest in Securities of the Issuer.
The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.

(a) and (b). As of August 24, 2006, ADS is the beneficial owner of 24,573,788, shares of the Issuer’s common stock, or approximately 55.2% of the Issuer’s common stock outstanding. ADS shares voting and dispositive power with the Digital Angel Share Trust over 1,000,000 of these shares, or 2.2% of the Issuer’s common stock. ADS has sole voting and dispositive power with respect to 23,573,788 of the shares, or 53.0% of the Issuer’s common stock.

Currently, ADS claims beneficial ownership with respect to all 24,573,788 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(c). ADS and the Digital Angel Share Trust have not engaged in any transactions in the Issuer’s common stock during the past 60 days, except as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The following information supplements the information previously provided in Item 6 in that it adds information regarding the Written Consent dated August 24, 2006.

On August 24, 2006, the Advisory Board of the Digital Angel Share Trust issued a Written Consent, which is more fully discussed in Item 3. above. The Written Consent is filed as Exhibit 2 to this Amendment No. 8.

Item 7. Material to be Filed as Exhibits.
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

1	Joint Filing Agreement

CUSIP No. 58449P 10 1	Page 6 of 6

2	Unanimous Written Consent of the Advisory Board of the Digital Angel Share Trust, dated August 24, 2006

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Evan C. McKeown
Name: Evan C. McKeown
Title: Senior Vice President and Chief Financial Officer

DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece,
Title: Attorney-in-Fact and Authorized Agent

Appendix A
Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held during the Past Five Years

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 42, previously served since August 2001 as a special advisor to ADS’ Board of Directors. In March 2002, he was appointed to ADS’ Board of Directors and named ADS’ President. In March 2003, he was appointed ADS’ Chairman and Chief Executive Officer and in April 2005 he assumed the role of Acting President.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Norris, age 60, was appointed a director of ADS on January 12, 2004, and serves as a member of the Audit Committee and as Chairman of the Technology Committee of ADS’ Board of Directors. Mr. Norris served as the Chairman and Chief Executive Officer of Next Level Communications before it was acquired by Motorola in the spring of 2003.

Daniel E. Penni 260 Eliot Street Ashland, MA 01721
Mr. Penni, age 58, has served as a director of ADS since March 1995, and is Chairman of the Compensation Committee and serves as a member of the Audit, Nominating and Compliance and Governance Committees of ADS’ Board of Directors. Currently, he is a principal with the Endowment for the 21st Century.

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Rawan, age 63, was appointed a director of ADS effective December 10, 2002, and serves as Chairman of the Nominating Committee and as Chairman of the Audit Committee of ADS’ Board of Directors. Mr. Rawan was Chief Financial Officer of Expo International, Inc. (“Expo”) from 1996 until his retirement in 2000.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 53, was elected a director of ADS in July 1998. She serves as a member of the Compensation, Nominating and Technology Committees, and as Chairman of the Compliance and Governance Committee of ADS’ Board of Directors. Since June 2005, Ms. Weaver has served as Executive Vice President and Chief Marketing Officer for Bearing Point, Inc. (NYSE:BE). From October 2002 to February 2005, Ms. Weaver served as Executive Vice President, Public Relations, Marketing Communications and Brand Management for AT&T Corporation (AT&T) (NYSE:T).

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Krawitz, age 36, joined the Company as Assistant Vice President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in December 1999, Senior Vice President in December 2000, Secretary in March 2003 and Executive Vice President in April 2003.

Evan C. McKeown 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. McKeown, age 48, joined the Company as Vice President, Chief Accounting Officer and Corporate Controller in March 2001. He was appointed Vice President and Chief Financial Officer in March 2002 and Senior Vice President in March 2003.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Breece, age 54, joined ADS as Corporate Controller and Chief Accounting Officer in April 2000. She was appointed Director of Accounting and SEC Reporting in March 2001, Vice President and Chief Accounting Officer in March 2004, and Senior Vice President in April 2006.